VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

September 13, 2006

06016840

VIA FEDERAL EXPRESS

SEC MAIL PROCESSING
RECEIVED
SEP 14 2006
WASH, D.C. 185 SECTION

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

9/14

United States Sec Filing
September 13, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated August 1, 2006
2. ValGold Resources Ltd. News Release – dated August 11,2006

Correspondence with Securities Commissions

3. August 15, 2006, cover letter to the Nova Scotia Securities Commission enclosing filing fees.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

www.valgold.com

August 1, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD DRILLS NEW MULTIPLE ZONES INCLUDING HIGH-GRADE GOLD INTERSECTIONS AT GARRISON PROJECT

Vancouver, BC – August 1, 2006 - ValGold Resources Ltd. ("ValGold") is pleased to announce that the first hole drilled under the historical Garrcon shaft and workings at the Garrison Gold Project in north eastern Ontario, has successfully intersected multiple gold mineralized zones including high-grade intervals and wide lower grade zones. Highlights of the first hole, DDH C06-01, include:

- **The initial high-grade gold zone occurred in the interval from 12.0 to 44.0 metres ("m") averaging 2.34 grams per tonne gold ("g/T Au") over a width of 32.0m (0.07 ounces of gold per short ton {"oz/t Au"} over 105 ft) within which the intersection from 18.0m to 21.0m assayed 18.17 g/T Au (0.53 oz/t Au over 9.8 ft) that included a 1.0m interval of 27.94 g/T (0.81 oz/t Au over 3.3 ft);**
- **The North Zone was intersected over a 90m core length beginning at 188.0m and averaged 1.14 g/T Au (0.03 oz/t Au over 295.3 ft) with higher grade sections including 3.0m grading 5.02 g/T Au (0.15 oz/t Au over 9.8 ft)**

The Garrcon shaft area is located approximately 1,200m east-south-east of the J.P. shaft within the Garrcon claim group of the Garrison gold property. The Garrcon shaft was constructed in the mid-1930s as part of the exploration program conducted in the footwall of the Destor Porcupine Fault Zone by Cominco Ltd. Three principal zones of gold mineralization have been identified in the area of the Garrcon shaft, the North Zone, the Shaft Zone ("A", "B", and "C" zones) and the South Zone. In 1968, Cominco reported on the gold mineralization and the geology of the Garrcon area as:

> "Within the area of the underground workings, gold is known to occur in narrow, high grade quartz stringers..."
>
> "Most of the quartz veins strike NNW, however, a few mineralized zones and silicified shear zones striking approximately E-W are reported. The chief accessory mineral is pyrite, with smaller amounts of pyrrhotite, magnetite and chalcopyrite. Galena occurs in small amounts and is occasionally noted as argentiferous. Gold appears to be associated with pyrite but is often observed in native form.
>
> "The host rocks are highly fractured and siliceous, reddish-orange metasediments containing 1% disseminated pyrite and are variably altered with iron carbonate, sericite and hematite."

In DDH C06-01, the geology and mineralization is as described in the Cominco reports with the exception of the discovery of several zones of lower grade gold mineralization. The C Zone gold mineralization, encountered at 12m in the core, is characterized by fractured to brecciated, argillaceous metasedimentary rocks. Quartz veins occupy the fractures ranging from millimetre scale to up to 1.2m in thickness, occasionally with fine grains of visible gold. The North Zone is a broad, lower grade mineralized section that occurs at or near to the faulted contact of metasedimentary and ultramafic rocks.

Reported widths of the drill intersections are on average approximately 90% to 100% of true widths. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes are shown in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon on the ValGold website: www.valgold.com.

Project Summary

The Garrison gold property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corporation's Holloway and Holt-McDermott

gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

Mr. Tom Pollock, P.Geo. ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs, a recognized assay laboratory located in Swastika, Ontario, carried out the assay work on the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by the Company geologist. The balance of the split core is stored at a secure site near the Garrison property.

UPDATE ON BROKERED PRIVATE PLACEMENT FINANCING

ValGold also announces changes to the offering previously announced on July 13, 2006 and updated on July 25, 2006. The Company has increased the maximum number of Flow-Through Units ("FT Units") to be issued pursuant to its private placement (the "Private Placement") with Blackmont Capital Inc. (the "Agent") by 1,000,000 FT Units. The over-allotment option (the "Over-Allotment Option") previously granted to the Agent to sell an additional 15% of the Units and FT Units sold respectively under the Private Placement remains unchanged. However, due to the additional 1,000,000 FT Units now being offered, the maximum number of FT Units issuable under the Over-Allotment Option will also be increased by 15% from a maximum of 525,000 FT Units to 675,000 FT Units.

The Private Placement now contemplates an offering of up to 1,800,000 Units and up to 4,500,000 FT Units. All other terms, including the Over-Allotment Option, remain unchanged except for the increase of FT Units issuable under the Over-Allotment Option as described above.

The gross proceeds of the increased Private Placement, not including the Over-Allotment Option, will now be up to $1,845,000 or, if the Over-Allotment is exercised, up to $2,121,750.

For information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For Additional Information, please contact Laney Stolle
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Table of the Garrcon Shaft Area, Garrison Gold Project significant intercepts for drill hole, DDH C06-01 where sample intervals returned grades of 1.0 g/T Au or greater.

Drill Hole No.	Gold Zone	From (m)	To (m) (m)	Metres [(1)] (m)	Feet [(1)] (ft)	Gold g/T	Gold oz/t
C06-01	**Shaft Zones**	**12.0**	**44.0**	**32.0**	**105.0**	**2.34**	**0.07**
	Including	**18.0**	**21.0**	**3.0**	**9.8**	**18.17**	**0.53**
	And	**20.0**	**21.0**	**1.0**	**3.3**	**27.94**	**0.81**
		26.0	29.0	3.0	9.8	1.51	0.04
		33.0	34.0	1.0	3.3	2.77	0.08
		36.0	38.0	2.0	6.6	1.98	0.06
		42.0	44.0	2.0	6.6	1.75	0.05
		63.0	64.0	1.0	3.3	1.08	0.03
		67.0	68.0	1.0	3.3	2.77	0.08
		84.5	86.0	1.5	4.9	2.06	0.06
		89.0	90.5	1.5	4.9	1.07	0.03
		92.0	93.5	1.5	4.9	1.14	0.03
		102.5	105.5	3.0	9.8	2.01	0.06
		113.0	114.5	1.5	4.9	2.01	0.06
		150.5	152.0	1.5	4.9	2.72	0.08
		155.0	164.0	9.0	29.5	1.03	0.03
	North Zones	**188.0**	**278.0**	**90.0**	**295.3**	**1.14**	**0.03**
	Including	**188.0**	**189.5**	**1.5**	**4.9**	**4.85**	**0.14**
	And	**225.5**	**228.5**	**3.0**	**9.8**	**5.02**	**0.15**
		317.0	**318.5**	**1.5**	**4.9**	**10.50**	**0.31**

Note: (1) The widths of the intersections range 90% to 100% of the approximate true width of the mineralization.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

August 11, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD UPDATE ON PRIVATE PLACEMENT

VANCOUVER, BC August 11, 2006 – **ValGold Resources Ltd.** ("ValGold" or the "Company") reports that an insider of ValGold has arranged a sale of approximately 540,000 shares of ValGold at a price of $0.275 per share through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used by the insider to acquire approximately 540,000 units at a price of $0.275 per unit under ValGold's previously announced private placement. Each such unit is comprised of one non-flow through common share of ValGold and one transferable share purchase warrant. Each Warrant will entitle the holder to purchase one additional non-flow through common share at a price of $0.40 per share for a period of 12 months from closing of the Offering, and thereafter at a price of $0.50 per share, expiring 24 months from closing of the Offering. The private placement is subject to regulatory approval.

ValGold is a mining exploration company listed on the TSX Venture Exchange under the trading symbol: VAL. Presently, the Company's exploration focus is on the Garrison Gold Project located strategically between Timmins and Kirkland Lake in northeastern Ontario. ValGold has recently added a second diamond drill to the current exploration program. Its geological team is systematically testing the on-strike and at depth extensions of the J.P. and Garrcon gold zones in addition to several other gold occurrences within the historic property. To date, ValGold has completed 38 drill holes for an aggregate of approximately 12,000m of core and expects to have at least a further 10,000m drilled during 2006.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:

Laney Stolle
Tel: (604) 880-4653 Fax: 604-687-4212
Toll Free: 1-888 267-1400

DUMOULIN BLACK LLP
BARRISTERS & SOLICITORS

GEORGE R. BRAZIER
KENNETH L.H. EMBREE
PATRICIA D. SANDBERG*
DIRK K. MATTHEUS*
LUCY H. SCHILLING
ZAFAR A. KHAN
CHERI L. PEDERSEN
C. BRUCE SCOTT*
PAUL A. VISOSKY*
CHRISTINE E. COLEMAN
RYAN S. OSING
COREY M. DEAN*
MARY P. COLLYER
J. DOUGLAS SEPPALA*
GORDON R. SMITH
JOEL J. SCHUSTER

W. DAVID BLACK (ret)
SARGENT H. BERNER (ret)
BRIAN C. IRWIN (ret)
(*denotes law corporation)

10th Floor 595 Howe Street
Vancouver BC Canada V6C 2T5
www.dumoulinblack.com

Telephone No. (604) 687-1224
Facsimile No. (604) 687-8772
Direct Line (604) 602-6803
Email gsmith@dumoulinblack.com

File No. 181201

VIA SEDAR

August 15, 2006

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9

Dear Sirs/Mesdames:

Re: ValGold Resources Ltd. – Submission # 875549

Further to our Submission #875549 for Material Change Report filed on January 3, 2006, we enclose via electronic payment the amount of $25.00 for the filing fees with respect to the same.

Yours truly,

DuMOULIN BLACK LLP

"Gordon R. Smith"

Per:
Gordon R. Smith

GRS/wll
Enclosure

cc: ValGold Resources Ltd. – Attn: Shannon M. Ross